SECURIT 06008063 SION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67030 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING Inception 8/15/05 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alta Capital Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Post Office Square, Ste 3800
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

SEC MAIL RECEIVED MAR 29 2006 WASH. D.C. PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Dolan (617-426-5335)
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunn & Hoban, P.C.
(Name – *if individual, state last, first, middle name*)

1179 High Street (Address) Westwood (City) MA (State) 02090 (Zip Code)

PROCESSED JUL 13 2006 THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, James Dolan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alta Capital Group, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public 1-18-13

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ALTA CAPITAL GROUP, LLC.

FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION TO

DECEMBER 31, 2005

**ALTA CAPITAL GROUP, LLC.**

DECEMBER 31, 2005

TABLE OF CONTENTS

*Dunn & Hoban, P.C.*

CERTIFIED PUBLIC ACCOUNTANTS
1179 HIGH STREET
WESTWOOD, MA 02090

JOHN A. DUNN, CPA
MEREDITH HOBAN DUNN, CPA

TELEPHONE
781-769-7555
FAX
781-769-6653

To the Partners of
Alta Capital Group, LLC.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Alta Capital Group, LLC. (the Company) as of December 31, 2005, and the related statements of income, changes in owners' equity, and cash flows, for the period from inception to December 31, 2005, that you are filing pursuant to rule 71a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alta Capital Group, LLC. as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dunn + Hoban, P.C.

Certified Public Accountants
Westwood, Massachusetts
February 22, 2006

**ALTA CAPITAL GROUP, LLC.**

Statement of Financial Condition

December 31, 2005

| | | 2005 |
|---|---|---|
| **Assets** | | |
| Cash | $ | 387,594 |
| Deposits with clearing organizations | | 628,453 |
| Receivables from clearing organizations | | 245,713 |
| Securities owned: | | |
| Marketable at market value (Note 2) | | 14,230,774 |
| Equipment at cost, less accumulated depreciation of $496 (Note 3) | | 9,419 |
| Other assets (Note 4) | | 284,586 |
| | $ | 15,786,539 |
| **Liabilities and Owners' Equity** | | |
| Payable to clearing organizations | $ | 12,639,713 |
| Accounts payable, accrued expenses and other liabilities | | 328,105 |
| | | 12,967,818 |
| Owners' equity | | |
| Partners' capital | | 2,818,721 |
| | $ | 15,786,539 |

See auditors' report and notes to financial statements.

**ALTA CAPITAL GROUP, LLC.**
Statement of Income
For the Period From Inception to December 31, 2005

| | | |
|---|---|---|
| Revenues: | | |
| Principal transactions | $ | 25,364 |
| Interest and dividends | | 16,728 |
| Investment advisory fees | | 27,000 |
| Other income (Loss) | | (213,569) |
| | | (144,477) |
| Expenses: | | |
| Employee compensation and benefits | | 163,876 |
| Floor brokerage, exchange and clearing fees | | 30,600 |
| Communications and data processing | | 103,153 |
| Interest and dividends | | 12,222 |
| Occupancy | | 54,962 |
| Other expenses | | 96,989 |
| | | 461,802 |
| Net income (loss) | $ | (606,279) |

See auditors' report and notes to financial statements.

**ALTA CAPITAL GROUP, LLC.**
Statements of Owners'Equity
For the Period From Inception to December 31, 2005

| | | Partners' Capital |
|---|---|---|
| Beginning balance | $ | 0 |
| Partners' capital contributed | | 3,425,000 |
| Net loss | | (606,279) |
| Balance December 31, 2005 | $ | 2,818,721 |

See auditors' report and notes to financial statements.

**ALTA CAPITAL GROUP, LLC.**

Statement of Cash Flows

For the Period From Inception to December 31, 2005

| | | 2005 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income (loss) | | $ (606,279) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation and amortization | $ 15,474 | |
| Increase (decrease) in operating assets and liabilities: | | |
| Deposits with clearing organizations | (628,453) | |
| Receivable from clearing organizations | (245,713) | |
| Securities owned | (14,230,774) | |
| Increase (decrease) in operating liabilities | | |
| Payable to clearing organizations | 12,639,713 | |
| Accounts payable | 328,105 | |
| Total adjustments | | (2,121,648) |
| Net cash used in operating activities | | (2,727,927) |
| Cash flows from investing activities: | | |
| Purchase of equipment | (9,915) | |
| Organization fees | (299,564) | |
| Net cash (used in) investing activities | | (309,479) |
| Cash flows from financing activities: | | |
| Partners capital contributed | $ 3,425,000 | |
| Net cash provided by financing activities | | 3,425,000 |
| Increase in cash | | 387,594 |
| Cash and cash equivalents, beginning of year | | 0 |
| Cash and cash equivalents, end of year | | $ 387,594 |
| Supplemental disclosures of cash flow information: | | |
| Interest payments | | $ 12,222 |

See auditors' report and notes to financial statements.

**ALTA CAPITAL GROUP, LLC.**
Notes to Financial Statements
December 31, 2005

Note 1 – Summary of Significant Accounting Policies

Business Activity

Alta Capital Group, LLC., a Delaware Limited Liability Company , is a registered broker/dealer in securities located in Boston, Massachusetts. The Company is a member of the National Association of Securities Dealers (NASD).

Use of Estimates

Management used estimates and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from the estimates.

Investment Securities

Securities owned by the Company are valued at their fair market value with any unrealized gain or loss reflected in income. Securities transactions (and any related gains or losses on sales) are recorded on a trade date basis.

Property and Equipment

Property and Equipment are stated at cost. Depreciation of furniture and equipment is calculated by the double declining balance method using estimated useful lives of two to ten years.

Federal and State Income Taxes

The Company is a partnership and as such there is no provision for income taxes.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $0 for the period ended December 31, 2005.

Customer Accounts

The Company's customer accounts are carried on the books of Automatic Data Processing (ADP), on a fully disclosed basis. The Company is therefore exempt from the customer reserve requirements under SEC Rule 15c3-3.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include cash and any highly liquid debt instruments with a maturity of three months or less.

**ALTL CAPITAL GROUP, LLC.**
Notes to Financial Statements
December 31, 2005

Organization

On April 17, 2004, the Certificate of Formation for the Company was filed with the Secretary of State of Delaware, pursuant to the Delaware Limited Liability Company Act, with the name Bay Colony Capital Partners, LLC. On August 15, 2005, the name of the Company was changed to Alta Capital Group, LLC.

Note 2 – Investment Securities

Original cost and market values of debt and equity securities at December 31, 2005 are as follows:

| | Cost | 2005 Market Value | Unrealized Gain/(Loss) |
|---|---|---|---|
| Debt Securities | $ 14,206,410 | $ 14,230,774 | $ 24,364 |

Note 3 – Property and Equipment

At December 31, 2005, property and equipment consisted of the following:

| | 2005 |
|---|---|
| Computer and telephones | 9,915 |
| Less accumulated depreciation | 496 |
| | $ 9,419 |

Depreciation expense for the period ended December 31, 2005 was $496.

Note 3 – Other Assets

At December 31, 2005, the Company had incurred organization expenses in the amount of $299,564. The Company is amortizing these expenses over sixty months. Amortization for the period ended December 31, 2005 was $14,978.

**ALTA CAPITAL GROUP, LLC.**
Notes to Financial Statements
December 31, 2005

Note 4 – Commitments

On September 1, 2005, the Company entered into a forty-five month lease expiring May 31, 2009 for space located at One Post Office Square in Boston, Massachusetts. The terms of the lease require monthly payments of $13,668.43 for the term of the lease.

At December 31, 2005, rent expense was $54,716.

Minimum lease payments due under this lease for the next four years are as follows:

| | |
|---|---|
| 2006 | $164,027 |
| 2007 | 164,027 |
| 2008 | 164,027 |
| 2009 | 123,020 |
| Total | $615,101 |

Note 5 – Net Capital Requirements

The Company is subject to the Security and Exchange Commission's uniform net capital rule (Rule 15c3-1), which required the maintenance of minimum net capital and required that the ratio of aggregate indebtedness, as defined shall not exceed 15 to 1. The Company had net capital and net capital requirements under these provisions as follows:

| | |
|---|---|
| Net Capital | 1,850,857 |
| Net Capital Requirement | 100,000 |
| Net Capital Ratio | 19 To 1 |

Note 6 – Debt to Debt/Equity Ratio

Rule 15c3-1 of the Securities and Exchange Act allows for a debt to debt/equity ratio, as defined, of up to 70%. The Company's debt to debt/equity ratio was 0% at December 31, 2005, computed as follows:

| | 2005 |
|---|---|
| Equity | $2,818,721 |
| Debt and other subordinated notes | 0 |
| Total debt/equity | $2,818,721 |
| Debt to debt/equity ratio | 0% |

**ALTA CAPITAL GROUP, LLC.**
Schedule I
For the Period From Inception to December 31, 2005

Statement of Other Expenses

| | | 2005 |
|---|---|---|
| Amortization | $ | 14,978 |
| Bank service charges | | 569 |
| Contributions | | 5,000 |
| Consulting fees | | 29,500 |
| Depreciation expense | | 496 |
| Dues and subscriptions | | 1,549 |
| Insurance | | 3,060 |
| Legal and professional fees | | 6,985 |
| Licenses and permits | | 1,160 |
| Office supplies and expenses | | 5,842 |
| Payroll taxes | | 13,051 |
| Postage and delivery | | 568 |
| Printing and reproduction | | 580 |
| Professional development | | 1,188 |
| Repairs and maintenance | | 1,620 |
| Travel and entertainment | | 7,279 |
| Utilities | | 3,564 |
| Total Other Expenses | $ | 96,989 |

# ALTA CAPITAL GROUP, LLC.
Schedule II
December 31, 2005

| | | 2005 |
|---|---|---|
| **Computation of Net Capital Requirements Pursuant to SEC Rule 15c3-1** | | |
| Capital and allowable subordinated liabilities: | | |
| Owners' equity | $ | 2,818,721 |
| Unallowable assets: | | |
| Property and equipment | | 9,419 |
| Prepaid expenses | | 284,586 |
| Security haircuts | | 674,355 |
| Total unallowable assets | | 968,360 |
| Net Capital | $ | 1,850,361 |

See auditors' report

**ALTA CAPITAL GROUP, LLC.**
Schedule III
December 31, 2005

Reconciliation of Unaudited Computation of Net Capital to Audited Computation of Net Capital

| | | |
|---|---|---|
| Unaudited net capital at December 31, 2005 | $ | 1,865,835 |
| Net audit adjustments affecting capital: | | |
| 1. To adjust depreciation and amortization | | (15,474) |
| Audited net capital at December 31, 2005 | $ | 1,850,361 |

See auditors' report

Dunn & Hoban, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
1179 HIGH STREET
WESTWOOD, MA 02090

JOHN A. DUNN, CPA
MEREDITH HOBAN DUNN, CPA

TELEPHONE
781-769-7555
FAX
781-769-6653

To the Partners
Alta Capital Group, LLC.
Boston, Massachusetts

## INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Alta Capital Group, LLC. for the period from inception to December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Alta Capital Group, LLC.., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Dunn & Hoban, P.C.

Westwood, Massachusetts
February 22, 2006